Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-127702

PROSPECTUS

AMENDED AND RESTATED

DUQUESNE LIGHT HOLDINGS, INC.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The Amended and Restated Dividend Reinvestment and Stock Purchase Plan (the “Plan”) of Duquesne Light Holdings, Inc. (the “Company”) provides you with a convenient and economical method of acquiring shares of the Company’s common stock, no par value (the “Common Stock”). The Plan amends and restates the Dividend Reinvestment and Stock Purchase Plan effective June 13, 1993. Participation in the Plan is open to (1) current shareholders of the Company, (2) holders of the preference stock or preferred stock (of any series) of Duquesne Light Company (the “Preference Stock” and “Preferred Stock,” respectively), (3) employees of the Company and its subsidiaries and (4) other interested investors.

The Plan permits full or partial reinvestment of cash dividends paid on the Common Stock, Preference Stock and Preferred Stock (collectively, the “Stock”), permits record shareholders to invest voluntary cash payments of $10 or more, permits employees to purchase Common Stock through voluntary cash payments of $10 or more and permits any other investor to make an initial cash payment of $100 or more and $10 or more thereafter for investment in Common Stock. The total amount of funds, exclusive of dividends, which may be invested in any Plan Account is $60,000 per year. All cash dividends paid on shares of Common Stock held in a participant’s Plan Account are reinvested automatically.

Shares of Common Stock purchased for participants’ Plan Accounts may be purchased in the open market, in privately negotiated transactions or from the Company. The price for shares of Common Stock for any Investment Date, if purchased in the open market or through negotiated transactions, will be determined by dividing the total cost (including brokerage commissions and any handling fees) of all shares purchased for the Plan by the number of shares purchased. The price of shares of Common Stock purchased directly from the Company will be the average of the high and low sales prices per share of the Common Stock on the Investment Date as reported on the New York Stock Exchange composite tape along with any applicable handling fee. See accompanying Fee Schedule.

The Company’s Common Stock is listed on the New York, Philadelphia and Chicago Stock Exchanges (trading symbol “DQE”). The closing price of the Common Stock on August 15, 2005 on the New York Stock Exchange was $18.19.

This Prospectus relates to 5,000,000 shares of Common Stock offered for purchase under the Plan. This Prospectus describes the terms and conditions of the Plan and should be retained for future reference. The existence of the Plan does not constitute any assurance that dividends will be paid in the future or, if paid, that they will be paid on a particular date.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is September 16, 2005.

No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any agent. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the dates as of which information is given in this Prospectus. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). Such annual, quarterly and special reports, proxy statements and other information filed by us can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street., N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet worldwide web site that contains reports, proxy statements and other information about issuers, like the Company, who file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.

Our Common Stock is listed on the New York, Philadelphia and Chicago Stock Exchanges. Reports, proxy statements and other information concerning the Company can be inspected at these office locations: New York Stock Exchange - 20 Broad Street, New York, New York 10005, Philadelphia Stock Exchange - 1900 Market Street, Philadelphia, Pennsylvania 19103 and Chicago Stock Exchange - One Financial Place, 440 South LaSalle Street, Chicago, Illinois 60605-1070.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this Prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this Prospectus, and later information that we file with the SEC will update and supersede this information. We incorporate by reference the following documents and any future filings we make with the SEC until termination of this offering:

(1) The Company’s Annual Report on Form 10-K for the year ended December 31, 2004.

(2) The Company’s Proxy Statement on Schedule 14A, dated April 12, 2005.

(3) The Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2005.

(4) The Company’s Current Reports on Form 8-K filed on February 23, March 4, July 15, July 29, August 12, and August 17, 2005.

All documents subsequently filed by the Company under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

We hereby undertake to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the incorporated documents (not including exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Douglas Rabuzzi, Corporate Secretary, Duquesne Light Holdings, Inc., 411 Seventh Avenue, Pittsburgh, Pennsylvania 15219, telephone number (412) 393-1149.

THE COMPANY

We are an energy services holding company formed in 1989 to serve as the holding company for Duquesne Light Company (“Duquesne Light”). We are a “holding company” under the Public Utility Holding Company Act of 1935, but are exempt from all provisions thereof except Section 9(a)(2) which relates to the acquisition of public utility companies. Our subsidiaries include:

•	Duquesne Light, our largest subsidiary, is engaged in the transmission and distribution of electric energy and provides electric service to approximately 587,000 direct customers in southwestern Pennsylvania (including in the City of Pittsburgh), a territory of approximately 800 square miles. Duquesne Light also supplies energy to transmission and distribution customers as a “provider of last resort” (“POLR”). As a public utility, Duquesne Light is subject to regulation by the Pennsylvania Public Utility Commission with respect to retail rates, accounting, issuance of securities and other matters. Duquesne Light is also subject to regulation by the Federal Energy Regulatory Commission with respect to rates for wholesale sales and transmission services, accounting and other matters.

•	Duquesne Power, L.P., an unregulated subsidiary of Duquesne Light, maintains a portfolio of energy commodity contracts to provide full-requirements energy supply contracts for both (i) Duquesne Light’s residential and small commercial POLR customers and (ii) Duquesne Light Energy, LLC’s large commercial and industrial customers. These energy commodity contracts are with unrelated parties and include payment guarantees from Holdings.

•	Duquesne Light Energy, LLC (DLE) is an unregulated, competitive, retail electric generation supplier that offers customized solutions tailored to meet its customers’ specific electricity needs. DLE’s primary focus is on the large commercial and industrial customer market segment in Duquesne Light’s service territory.

•	Duquesne Energy Solutions, LLC is an energy facilities management company that provides energy outsourcing solutions including development, operation and maintenance of energy and synthetic fuel facilities.

•	DQE Financial Corp. owns, operates and maintains landfill gas collection and processing systems, and is an investment and portfolio management organization focused on structured finance and alternative energy investments. Effective November 2004, DQE Financial became the sole owner of Waste Energy Technology, LLC (WET), a leading landfill gas engineering, design, construction and operations firm.

•	DQE Communications, Inc. owns, operates and maintains a high-speed, fiber optic based metropolitan network, and leases dark fiber from the network to commercial, industrial and academic customers.

•	DQE Capital Corporation provides financing to Holdings for use with its affiliates.

THE PLAN

Purpose

1. What is the purpose of the Plan?

The purpose of the Plan is to provide shareholders, our employees and the employees of our subsidiaries and other investors with a simple and convenient method of investing in shares of our Common Stock. Shares of Common Stock credited to and held in an account under the Plan (“Plan Account” or “Account”) are referred to as “Plan Shares.” All cash dividends payable on whole or fractional Plan Shares will be reinvested automatically. We reserve the right to reject any Enrollment Form for any reason, including as required by any state securities law.

Features

2. What are some of the features of the Plan?

•	You acquire shares of Common Stock automatically by reinvesting all or a portion of dividends payable on your shares of Stock and all dividends payable on your Plan Shares.

•	You may elect to invest voluntary cash payments and may arrange to have such payments made by automatic withdrawals from a checking or savings account on a monthly or quarterly basis.

•	You will be credited with dividends on all whole and fractional Plan Shares.

•	You may deposit your certificates for shares of Common Stock into your Plan Account.

•	Our employees and the employees of our subsidiaries may elect to have voluntary cash payments invested in Common Stock.

•	You may direct us to transfer all or a portion of your Plan Shares to the Account of another person.

•	You may normally acquire shares of Common Stock at lower than average brokerage commissions because your purchases are aggregated with those of other participants.

•	If you presently do not own shares of Stock you may become a participant in the Plan by making an initial minimum cash investment.

•	Personal record keeping is simplified by our issuance of statements after each transaction affecting your Account.

•	You may request that your Plan Shares be sold, subject to certain restrictions.

Administration

3. Who administers the Plan?

We administer the Plan, keep records, send statements of account to you and perform other duties relating to the Plan. We may resign as “Plan Administrator” at any time, in which case we will appoint a successor.

4. Who purchases Common Stock for Plan Accounts?

Open-market or negotiated purchases of Common Stock for your Plan Account will be made by or at the direction of a registered broker-dealer or independent bank acting as agent for the Plan participants (the “Stock Purchasing Agent”). We reserve the right to change the Stock Purchasing Agent without notice.

Participation

5. How does a shareholder have dividends reinvested and what are the reinvestment options?

Record holders of Stock may elect to become participants in the Plan at any time by completing an Enrollment Form and mailing it to:

Duquesne Light Holdings, Inc. Dividend Reinvestment

Box 68

Pittsburgh, Pennsylvania 15230-0068

Enrollment Forms may be obtained by writing to the same address or by telephoning:

Pittsburgh – 412-393-6167

Toll-free – 1-800-247-0400

A separate Enrollment Form is required for each class of Stock (Common, Preferred and Preference Stock) you wish to enroll in the Plan.

You may choose among the following dividend reinvestment options for Stock held outside of the Plan:

•	Reinvest automatically all cash dividends on Stock registered in your name whether in certificate or book-entry form.

•	Reinvest automatically a percentage (in 10% increments) of all cash dividends on Stock registered in your name.

•	Reinvest automatically the dividends on any number of shares of Stock registered in your name.

Generally, if the Enrollment Form is received by us no later than the fifth day of the month preceding a “Dividend Payment Date” which, for Common, Preference and Preferred Stock, will normally be January 1, April 1, July 1 and October 1, subject to declaration by our Board of Directors, the dividend paid on that date to which the stockholder is entitled will be reinvested.

You may select only one dividend reinvestment option, but may change your option by completing a new Enrollment Form. To be effective with respect to a particular Stock dividend, any such change must be received by us on or before the record date for such dividend. The record date is usually about three weeks prior to a Dividend Payment Date.

If you select any dividend reinvestment option you may also make voluntary cash payments in accordance with Question 6.

If you live outside the United States, you should first determine if there are any laws or governmental regulations that would prohibit your participation in the Plan, or affect the terms of the Plan. We have the right to terminate participation of any share owner if we deem it advisable under any foreign laws or regulations. Tax consequences of Plan participation may vary under foreign laws or regulations, and you should determine the tax treatment of Plan features, such as dividend reinvestment, before you decide to invest through the Plan.

6. How do employees and other investors participate in the Plan through voluntary cash payments?

Subject to applicable state securities laws, anyone may apply for enrollment in the Plan by completing and returning to us the appropriate Enrollment Form, together with a check or money order in an amount of not less than $100 ($10 in the case of employees and record holders of Stock) nor more than $60,000 as an initial voluntary cash investment. Enrollment Forms may be requested by contacting Duquesne Light Holdings, Inc. Dividend Reinvestment at the address or the appropriate telephone number provided in Question 5.

After establishing a Plan Account, you may thereafter make voluntary cash payments of not less than $10 per payment up to an annual maximum of $60,000. The same amount need not be sent each time and there is no obligation to make a voluntary cash payment in any quarter. All voluntary cash payments must be made payable to us in United States dollars. DO NOT SEND CASH. Voluntary cash payments can be refunded if a written request is received by us at the address provided in Question 5 at least two business days prior to the date of investment.

Voluntary cash payments may also be made via an automatic cash contribution program. A separate Automatic Cash Contribution Authorization Form (which can be requested by contacting Duquesne Light Holdings, Inc. Dividend Reinvestment at the address or telephone number provided in Question 5) is required for this option which allows you to have a certain amount deducted from your bank checking or savings account on either a monthly or quarterly basis. The minimum amount is $10 and the maximum is determined by the $60,000 maximum annual voluntary cash deduction limit. Funds are withdrawn on the fifth business day prior to the Investment Date (see question 7). Participation in an Automatic Cash Contribution program may be discontinued at any time and we may discontinue the program without advance notice.

7. When will voluntary cash payments be invested?

Voluntary cash payments will be invested beginning on or about each Dividend Payment Date and the first business day of each month in which no Dividend Payment Date occurs (“Interim Investment Date”). Dividend Payment Dates and Interim Investment Dates are collectively referred to as “Investment Dates”. For a voluntary cash payment to be invested in respect of an Investment Date, the funds must be received by us on or before the fifth business day prior to the date in question. No interest is paid by us on voluntary cash payments pending investment.

Purchases

8. How many shares will be purchased for your account?

The number of shares to be purchased for your Account as of any Investment Date will be equal to the total dollar amount to be invested for you divided by the applicable purchase price (including brokerage commissions and any handling fees) and will be computed to the third decimal place. The total dollar amount to be invested for you as of any Dividend Payment Date will be the sum of (1) the portion selected by you of the dividend on shares registered in your own name of the class or series of Stock to which the Plan Account relates, (2) the dividend on all whole and fractional Plan Shares in your Plan Account and (3) any voluntary cash payments to be invested as of such date. The total dollar amount to be invested as of any Interim Investment Date will be the sum of any voluntary cash payments to be invested as of such date. (See “Federal Income Tax Consequences” for a discussion of the reduction of the amount of dividends to be invested.)

In the event dividends are paid in our common stock, or if our common stock is distributed in connection with any stock split or similar transaction, your account will be adjusted to reflect the receipt of the common stock so paid or distributed. In the event that stock rights issued by us are redeemed, the funds received will be invested in additional shares of our common stock or paid directly to you, depending on your election under the Plan.

9. What is the source of the Common Stock purchased under the Plan?

The Stock Purchasing Agent may purchase shares of Common Stock on the open market or through negotiated transactions. In addition, we may from time to time issue new shares of Common Stock or treasury shares to satisfy Plan requirements. We may not change our determination that shares of Common Stock will be purchased for you by the Stock Purchasing Agent directly from us or on the open market more than once in any twelve-month period.

10. When will Common Stock be purchased for your Account?

No later than each Investment Date, we will notify the Stock Purchasing Agent that it may begin purchasing Common Stock in the aggregate amount of all dividends and voluntary cash payments to be invested as of that date. Shares will be purchased for you consistent with the provisions of any applicable federal securities laws and market considerations, but no later than 30 days after the Investment Date.

11. What is the price of Common Stock purchased under the Plan?

The purchase price of shares of Common Stock purchased for you as of any Investment Date will be the weighted average price, computed to the fourth decimal place, of all shares of Common Stock purchased for the Plan for that date, including a proportionate share of all brokerage commissions and any applicable handling fees charged for making such purchases.

If we elect to use newly-issued shares or treasury shares, the purchase price per share will be the average of the high and low sales prices per share of Common Stock on the Investment Date as reported on the New York Stock Exchange composite tape along with any applicable handling fees. See accompanying Fee Schedule. If our Common Stock is not traded on the Investment Date, the purchase price of the shares of Common Stock issued to you will be calculated by using the average of the high and low sales prices per share of Common Stock on the most recent date trading took place before and the earliest date trading takes place after the Investment Date as reported on the New York Stock Exchange composite tape.

12. Are there any expenses to you in connection with participation and purchases under the Plan?

The Plan Administrator may charge an initial Plan Account set-up fee. You will pay a proportionate share of all brokerage commissions or similar charges incurred by the Stock Purchasing Agent in making purchases for Plan Accounts. The Plan Administrator may charge each Account a quarterly handling fee. Set-up and handling fees will be charged in accordance with the Fee Schedule which accompanies this Prospectus. Any change in the Fee Schedule will be announced to you approximately 30 days prior to its effective date. Any such change will be deemed to be accepted by you if you do not withdraw prior to the effectiveness of the change.

Plan Shares

13. May you request a certificate for Plan Shares?

Plan Shares are registered in our name as agent for you under the Plan, and certificates for such shares are not delivered to you unless requested. The number of shares of Common Stock credited to a Plan Account is shown on your statement (see Question 19).

A certificate for any number of whole Plan Shares credited to your Plan Account will be issued to you upon written or verbal request to us at the address or telephone number provided in Question 5. We will normally process such requests within one week of receipt.

Plan Shares may not be pledged, sold or otherwise transferred outside of the Plan. If you wish to pledge, sell or transfer such shares outside of the Plan you must request that a certificate for such shares first be issued in your name. A certificate for a fraction of a share will not be issued under any circumstances.

If you request delivery of a certificate for whole Plan Shares in your Account, any remaining whole shares and fraction of a share will continue to be credited to your Account, and dividends on such shares will continue to be reinvested under the Plan. The dividends on the shares withdrawn will continue to be reinvested under the same terms and conditions as dividends on Common Stock registered in your name (see Question 5). If you maintain a Plan Account only for Preference or Preferred Stock registered in your name, or if you have not completed an Enrollment Form selecting a dividend reinvestment option for shares of Common Stock held outside of the Plan, dividends on shares of Common Stock for which a certificate is requested would no longer be reinvested under the Plan unless and until you establish a separate Plan Account for Common Stock registered in your name (see Question 5).

14. May Common Stock held in certificate form be deposited in my Plan Account?

Common Stock certificates registered in your name may be surrendered to us for deposit to your Plan Account whether or not you have previously authorized reinvestment of dividends on Common Stock registered in your name. This procedure enables you to avoid the loss of certificates. However, as with all other Plan Shares, all dividends on any shares deposited will be reinvested automatically. Preference or Preferred Stock certificates may not be deposited into a Plan Account. Deposits received between an ex-dividend date and a Dividend Payment Date will be held and deposited after the allocation of shares purchased with the pending reinvestment. You should contact the Company using one of the telephone numbers provided in Question 5 for the proper procedure to deposit certificates.

Withdrawal from the Plan

15. May I withdraw from the Plan?

Participation in the Plan may be terminated at any time by written notice to Duquesne Light Holdings, Inc. Dividend Reinvestment at the address provided in Question 5. Such notice must be signed by you. Participation will not be discontinued on the basis of notice received from anyone other than you unless accompanied by evidence of that person’s authority to act on behalf of you. If you have more than one Plan Account you may terminate one or more Accounts without terminating all of your Accounts. If you have automatic cash contribution arrangements you must provide us with notification of the cancellation of such arrangements.

If your notice of termination is received more than five business days prior to the next Investment Date, reinvestment of dividends and investment of voluntary cash payments for the terminated Account will cease as of the date notice of termination is received by us. If your notice of termination is received within five business days of any Investment Date, any funds previously scheduled for investment will likely be invested as previously authorized and the Termination will become effective once that investment has been made. Voluntary cash payments, however, can be returned if the notice of termination is received more than two business days prior to the date of investment. After an Account is terminated, all dividends for the terminated Account will be paid directly to you.

Upon voluntary termination, you may elect to receive (1) a Common Stock certificate for all full shares and a check for the proceeds of the sale of any fractional share, (2) a certificate for a portion of the shares and a check for the proceeds of the sale of the balance of shares, (3) a book-entry credit for all or a portion of whole shares and a check for the proceeds of the sale of the balance of shares or the fractional share, or (4) a check for the proceeds of the sale of all shares. The proceeds will be net of any applicable brokerage commission, transfer and withholding taxes, if any, and any applicable handling fee. See accompanying Fee Schedule.

16. When may I re-elect to participate in the Plan?

Generally, you may re-elect to participate at any time. However, we reserve the right to reject any Enrollment Form or Automatic Cash Contribution Authorization Form for any reason, including on the grounds of excessive joining and withdrawing. Such reservation is intended to minimize unnecessary administrative expense and to encourage use of the Plan as a long-term investment service.

Sale of Shares

17. May I request that Plan Shares be sold?

You may request that Plan Shares be sold either when an Account is being terminated (see Question 15) or without terminating the Account. However, a fractional share will not be sold unless all shares including any fractional share held in the Account are sold. As soon as practicable after receipt of your written request to sell shares held in a Plan Account, we will place a sell order through a registered broker-dealer or independent bank designated by us. You will receive the proceeds of the sale, less any applicable brokerage commission, transfer and withholding taxes, if any, and any applicable handling fee. See accompanying Fee Schedule.

18. May Plan Shares be transferred to another person’s Account?

If you wish to transfer the ownership of all or a portion of your Plan Shares to a Plan Account of another person, whether by gift, private sale or otherwise, such transfer may be effected by mailing an executed Irrevocable Stock Power and a letter of instruction to Duquesne Light Holdings, Inc. Dividend Reinvestment at the address provided in Question 5. No fraction of a share may be transferred unless your entire Account is transferred. Requests for transfer are subject to the same requirements as for the transfer of Common Stock certificates, including the requirements of a medallion signature guarantee on the Irrevocable Stock Power. Stock Power Forms are available upon request from us. Shares so transferred will continue to be held under the Plan. If the transferee is not already a Plan participant, an Account will be opened in the name of the transferee and such transferee will automatically be enrolled in the Plan.

Reports to Participants

19. What reports will I receive?

After any transaction affecting your Plan Shares, you will be sent a statement which will provide a record of the transaction and the number of Plan Shares in the Account. These statements should be retained for income tax purposes. In addition, you will receive all communications sent to every holder of Common Stock. You should notify us promptly in writing of any change of address at the address provided in Question 5.

Other Information

20. How are my Plan Shares voted?

All Plan Shares are voted in the same manner as shares of Common Stock registered in your own name. You will receive proxy materials from us for each shareholder meeting, including a proxy statement and a form of proxy covering all whole Plan Shares credited to your Plan Account and all shares of Common Stock registered in your own name as of the record date for the meeting. Whole Plan Shares may also be voted in person at the meeting in the same manner as shares of Common Stock registered in your own name.

21. What is the responsibility of us and the Stock Purchasing Agent under the Plan?

Neither we nor the Stock Purchasing Agent (nor any of their respective agents representatives, employees, officers or directors), in administering the Plan, are liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability arising out of failure to terminate your Account upon your death prior to receipt by the Company of notice in writing of such death along with the appropriate legal documentation or with respect to the prices or times at which, or sources from which, shares of Common Stock are purchased or sold for you. You bear the risk of loss and have the opportunity for gain from market price changes with respect to Plan participation.

22. May the Plan be amended, suspended or terminated?

We may amend, suspend or terminate the Plan at any time. To the extent practicable, any such event will be announced to you at least 30 days prior to its effective date, and any amendment will be deemed to be accepted by you if you do not withdraw prior to the effectiveness of the amendment.

If the Plan is terminated, you will receive (1) a certificate for all whole Plan Shares in your Account or a book-entry position if then being utilized, (2) a check representing the value of any fractional Plan Share in your Account and (3) any uninvested voluntary cash payment held in your Account.

FEDERAL INCOME TAX CONSEQUENCES

The following is a brief summary of some of the principal federal income tax considerations applicable as of the date of this Prospectus to you if you participate in the Plan.

You will have substantially the same federal income tax consequences with respect to dividends as stockholders not participating in the Plan. The specific tax rules vary slightly depending upon whether dividends are used to purchase shares on the open market or to purchase shares directly from the Company. With respect to reinvested cash dividends used to purchase shares in the open market, you will be treated for federal income tax purposes as receiving a distribution equal to the amount of cash reinvested to obtain the shares. With respect to reinvested cash dividends used to purchase shares directly from the Company, you will be treated for federal income tax purposes as receiving a distribution equal to the fair market value, on the dividend payment date, of the number of shares purchased with the reinvested dividends. In either case, the distribution amount is recognized even though the amount of dividend reinvested is not actually received in cash but instead is applied to the purchase of Common Stock for your Plan Account.

If you make a voluntary cash payment to the Plan it is not treated for federal income tax purposes as receiving income by virtue of the purchase of Common Stock with the voluntary cash payment.

Each statement of account (see Question 19) will show you the price per share of Common Stock purchased with reinvested dividends and voluntary cash payments. That price, which will include the brokerage commissions paid by you on Plan purchases of Common Stock, is the federal income tax basis to you of Common Stock acquired under the Plan. The statement of account also will show the date on which Common Stock purchased under the Plan was credited to your Plan Account. Your holding period for Common Stock purchased under the Plan generally will begin on the date following the date on which Common Stock is credited to your Plan Account.

Information forms (Forms 1099-DIV) will be mailed to you each year and will set forth the taxable dividends reportable for federal income tax purposes. These dividends must be reported on your federal income tax return.

In general, any dividend reinvested under the Plan is not subject to federal income tax withholding. However, under certain circumstances, we or Duquesne Light may be required to deduct as “backup withholding” 28 percent of all withdrawal proceeds as well as dividends paid to any shareholder, regardless of whether such dividends are reinvested pursuant to the Plan. Also, we or Duquesne Light may be required to withhold a specified percentage of dividends paid to foreign shareholders, whether or not they participate in the Plan. In general, your country of residence determines the applicable percentage of withholding. In the event that we or Duquesne Light is required to withhold any such amount, the dividend reinvested will be reduced by the amount of required withholding.

You will not recognize any taxable income upon receipt of a certificate for whole shares of Common Stock credited to your Plan Account, whether upon request for such a certificate, upon your termination of a Plan Account or upon termination of the Plan. However, you may recognize a gain or loss upon receipt of a cash payment for whole shares or a fractional share credited to a

Plan Account when that account is terminated by you, when shares credited to the Account are sold or when the Plan is terminated (see Questions 15, 17 and 22). A gain or loss may also be recognized upon your disposition of Common Stock received from the Plan. The amount of any such gain or loss will be the difference between the amount received for the whole or fractional shares and the tax basis of the shares.

Generally, gain or loss recognized on the disposition of Common Stock acquired under the Plan will be treated for federal income tax purposes as a capital gain or loss, which will be long-term or short-term depending on the period for which the shares are held.

YOU SHOULD CONSULT YOUR PERSONAL TAX ADVISORS WITH SPECIFIC REFERENCE TO YOUR OWN TAX SITUATION AND POTENTIAL CHANGES IN THE APPLICABLE LAW AS TO ALL FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX MATTERS IN CONNECTION WITH THE REINVESTMENT OF DIVIDENDS AND PURCHASES OF COMMON STOCK UNDER THE PLAN, YOUR TAX BASIS AND HOLDING PERIOD FOR COMMON STOCK ACQUIRED UNDER THE PLAN AND THE CHARACTER, AMOUNT AND TAX TREATMENT OF ANY GAIN OR LOSS REALIZED ON THE DISPOSITION OF COMMON STOCK.

USE OF PROCEEDS

Initially, it is expected that shares of Common Stock to be issued under the Plan will be provided directly from the Company. The Company intends to use any proceeds from such purchases for general corporate purposes. If shares of Common Stock are provided through open-market purchases, the Company will not receive any proceeds therefrom.

LEGAL MATTERS

The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Douglas Rabuzzi, Assistant General Counsel and Corporate Secretary of the Company. Duquesne Light Company pays Mr. Rabuzzi a salary.

EXPERTS

The consolidated financial statements, the related financial statement schedule and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the financial statements and financial statement schedules and include an explanatory paragraph referring to a change in accounting method for goodwill and other intangible assets, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting) and have been so incorporated in reliance upon the report of the reports of such firm given upon their authority as experts in accounting and auditing.

DIVIDEND REINVESTMENT FEE SCHEDULE

Activity	Fee
• Nonshareholder, nonemployee account set up fee	$5.00

• Purchase of Plan Shares	$.05 per share - including brokerage commissions and administrative fees

• Sale of Plan Shares	$.07 per share - including brokerage commissions and administrative fees